Mail Stop 4561

September 17, 2008

Mr. Lewis M. Edwards
Chief Technology Officer and Principal Accounting Officer
Image Technology Laboratories, Inc.
602 Enterprise Drive
Kingston, New York 12401

> **Re:** **Image Technology Laboratories, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 18, 2008**
> **File No. 000-31307**

Dear Mr. Edwards:

We have reviewed your response letter dated September 9, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 38 and Exhibits 31.1 and 31.2

1. Please refer to prior comments 1 through 4. Tell us when you plan to file your amended Form 10-KSB for the fiscal year ended December 31, 2007. In the interim, the Company may provide the Staff with a draft copy of the revised pages to your Form 10-KSB prior to amending the document.

Other

2. As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Christine Davis
Assistant Chief Accountant